UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

	By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Chief Financial Officer

Date: November 18, 2008

Exhibit 99.1

Ctrip Reports Third Quarter 2008 Financial Results

Shanghai, China, November 17, 2008 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended September 30, 2008.

Highlights for the Third Quarter of 2008

•	Net revenues were RMB370 million (US$55 million) for the third quarter of 2008, up 15% year-on-year.

•	Gross margin was 77% for the third quarter of 2008, compared to 80% in the same period in 2007.

•

Income from operations was RMB107 million (US$16 million) for the third quarter of 2008, down 4% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB138 million (US$20 million), up 3% year-on-year.

•

Operating margin was 29% in the third quarter of 2008, compared to 34% in the third quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 37%, compared to 41% during the same period in 2007.

•

Net income was RMB104 million (US$15 million) in the third quarter of 2008, down 5% year-on-year. Excluding share-based compensation charges (non-GAAP), net income was RMB136 million (US$20 million), up 2% year-on-year.

•	Diluted earnings per ADS were RMB1.52 (US$0.22). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.97 (US$0.29).

•	Share-based compensation charges were RMB31 million (US$5 million), accounting for approximately 8% of the net revenues, or RMB0.45 (US$0.07) per ADS, for the third quarter of 2008.

“Although the travel industry had a tough time during the third quarter of 2008 in China, Ctrip continued to outperform our peers with a healthy growth in revenue year-on-year,” said Min Fan, Chief Executive Officer of Ctrip. “While Ctrip is not immune from the current volatile economic environment, our team is focusing on gaining more market share and strengthening our leadership in the challenging market.”

Third Quarter 2008 Financial Results

For the third quarter of 2008, Ctrip reported total revenues of RMB397 million (US$58 million), representing a 15% increase from the same period in 2007 and a 1% decrease from the previous quarter.

Hotel reservation revenues amounted to RMB186 million (US$27 million) for the third quarter of 2008, representing a 6% increase from the same period in 2007 primarily due to increased hotel booking volume and a 5% decrease from the previous quarter primarily due to decreased hotel booking volume.

Air-ticketing revenues for the third quarter of 2008 were RMB166 million (US$25 million), representing a 21% increase from the same period in 2007 primarily due to a 37% increase in air-ticketing sales volume, which was offset by a 12% decrease in commission per ticket primarily due to a decrease in ticket prices. Air-ticketing revenues remained relatively consistent with the previous quarter.

Packaged-tour revenues for the third quarter of 2008 were RMB28 million (US$4 million), up 37% from the same period in 2007 and up 19% from the previous quarter, primarily due to the increased leisure travel volume.

For the third quarter of 2008, net revenues were RMB370 million (US$55 million), a 15% increase from the same period in 2007. Net revenues remained relatively consistent with the previous quarter.

Gross margin was 77% in the third quarter of 2008, compared to 80% in the same period in 2007 and 79% in the previous quarter.

Product development expenses for the third quarter of 2008 increased by 28% to RMB61 million (US$9 million) from the same period in 2007 and increased by 8% compared to the previous quarter, primarily due to the increased product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, which was an increase from 13% in the same period last year and the previous quarter.

Sales and marketing expenses for the third quarter of 2008 increased by 12% to RMB71 million (US$10 million) from the same period in 2007 primarily due to the increased sales and marketing personnel resources and other marketing activities. Sales and marketing expenses increased by 4% from the previous quarter primarily due to the increased marketing activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 18% of the net revenues, decreased from 19% in the same period last year and increased from 17% in the previous quarter.

General and administrative expenses for the third quarter of 2008 increased by 24% to RMB45 million (US$7 million) from the same period in 2007 primarily due to the increased personnel resources and share-based compensation charges. General and administrative expenses increased by 4% from the previous quarter primarily due to increase of personnel resources. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, which remained consistent with the same period last year and increased from 6% in the previous quarter.

Income from operations for the third quarter of 2008 was RMB107 million (US$16 million), which represented a 4% decrease from the same period in 2007 and a 16% decrease from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB138 million (US$20 million), representing a 3% increase from the same period in 2007 and a 13% decrease from the pervious quarter.

Operating margin was 29% in the third quarter of 2008, compared to 34% in the third quarter of 2007 and in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 37% in the third quarter of 2008 compared to 41% in the third quarter of 2007 and 42% in the previous quarter.

Net income for the third quarter of 2008 was RMB104 million (US$15 million), representing a 5% decrease from the same period in 2007, and a 12% decrease from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income was RMB136 million (US$20 million), representing a 2% increase from the same period in 2007 and a 10% decrease from the previous quarter.

The effective tax rate for the third quarter of 2008 was 17%, increased from 15% in the same period of 2007 primarily due to the application of a statutory tax rate of 25% under the new PRC Enterprise Income Tax Law, which became effective on January 1, 2008, to PRC enterprises that are not entitled to enjoy the grandfathering provision of transitional preferential tax rate. The effective tax rate for the third quarter of 2008 decreased from 26% in the previous quarter primarily due to the transitional preferential tax rate of 18% applied to one of the PRC enterprises established in Pudong New Area.

Diluted earnings per ADS were RMB1.52 (US$0.22) for the third quarter of 2008. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.97 (US$0.29) for the third quarter of 2008.

As of September 30, 2008, the balance of cash and short-term investment was RMB1.4 billion (US$207 million).

Business Outlook

For the fourth quarter of 2008, Ctrip expects the year-on-year net revenue growth rate to be in the range of 5-15%.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM US Eastern Time on November 17, 2008 (or 9:00AM on November 18, 2008 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number 1.888.680.0869, International dial-in number +1.617.213.4854; Passcode 72507674. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PGAVKHKF9.

A telephone replay of the call will be available after the conclusion of the conference call through November 25, 2008. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888; Passcode 39879145.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,”

“expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth or an economic downturn in China, inflation in China, disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of November 17, 2008, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2008 and 2007. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information:

Jade Wei

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 11543

Email: yuwei@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2007 RMB	September 30, 2008 RMB	September 30, 2008 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	1,064,418,278	1,197,541,068	176,370,943
Restricted cash	6,600,000	6,600,000	972,032
Short-term investment	141,174,094	199,486,687	29,379,915
Accounts receivable, net	260,683,770	365,955,042	53,896,971
Prepayments and other current assets	63,489,599	114,935,749	16,927,458
Deferred tax assets	11,275,767	11,625,338	1,712,152

Total current assets	1,547,641,508	1,896,143,884	279,259,471

Long-term deposits	147,092,990	144,764,157	21,320,514
Land use rights	65,083,814	112,157,284	16,518,253
Property, equipment and software	267,194,788	276,810,487	40,767,977
Investment	80,416,250	208,046,406	30,640,570
Goodwill	14,595,849	15,560,658	2,291,736
Other long-term assets	2,918,809	3,853,897	567,592

Total assets	2,124,944,008	2,657,336,773	391,366,113

LIABILITIES
Current liabilities:
Accounts payable	230,904,562	412,963,022	60,820,192
Salary and welfare payable	65,497,142	62,448,966	9,197,332
Taxes payable	49,079,149	81,461,286	11,997,420
Advances from customers	96,672,341	137,378,063	20,232,708
Accrued liability for customer reward program	44,659,657	57,356,218	8,447,285
Dividend payable	119,497,083	—	—
Other payables and accruals	65,731,210	61,667,563	9,082,249

Total current liabilities	672,041,144	813,275,118	119,777,186

Other long-term payables	1,625,000	812,500	119,663

Total liabilities	673,666,144	814,087,618	119,896,849

Minority interests	1,158,767	1,425,908	210,004

SHAREHOLDERS’ EQUITY
Share capital	2,742,210	2,759,378	406,395
Additional paid-in capital	791,336,910	931,313,846	137,161,644
Statutory reserves	60,869,845	60,869,845	8,964,763
Accumulated other comprehensive loss	(36,420,706)	(107,371,081)	(15,813,352)
Retained Earnings	631,590,838	954,251,259	140,539,810

Total shareholders’ equity	1,450,119,097	1,841,823,247	271,259,260

Total liabilities and shareholders’ equity	2,124,944,008	2,657,336,773	391,366,113

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2007	June 30, 2008	September 30, 2008	September 30, 2008
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	175,578,714	195,873,161	186,005,621	27,394,456
Air-ticketing	137,659,009	168,818,839	166,420,800	24,510,052
Packaged tour	20,683,731	23,831,611	28,371,045	4,178,419
Others	11,909,481	13,361,644	16,248,986	2,393,111

Total revenues	345,830,935	401,885,255	397,046,452	58,476,038

Less: business tax and related surcharges	(23,160,551)	(26,841,572)	(26,909,297)	(3,963,136)

Net revenues	322,670,384	375,043,683	370,137,155	54,512,902

Cost of revenues	(64,011,659)	(79,671,771)	(86,404,046)	(12,725,378)

Gross profit	258,658,725	295,371,912	283,733,109	41,787,524

Operating expenses:
Product development *	(47,941,336)	(56,890,322)	(61,254,023)	(9,021,344)
Sales and marketing *	(63,466,452)	(68,281,458)	(71,028,049)	(10,460,839)
General and administrative *	(36,269,362)	(42,902,709)	(44,819,506)	(6,600,908)

Total operating expenses	(147,677,150)	(168,074,489)	(177,101,578)	(26,083,091)

Income from operations	110,981,575	127,297,423	106,631,531	15,704,433

Interest income	4,670,322	9,272,875	8,012,955	1,180,128
Other income	13,577,722	24,597,709	11,442,154	1,685,173

Income before income tax expense and minority interests	129,229,619	161,168,007	126,086,640	18,569,734

Income tax expense	(19,518,480)	(41,600,995)	(21,604,489)	(3,181,857)
Minority interests	(32,723)	(251,471)	13,291	1,958

Net income	109,678,416	119,315,541	104,495,442	15,389,835

Earnings per ordinary share
- Basic	3.32	3.58	3.13	0.46
- Diluted	3.21	3.44	3.03	0.45

Earnings per ADS
- Basic	1.66	1.79	1.56	0.23
- Diluted	1.60	1.72	1.52	0.22

Weighted average ordinary shares outstanding
- Basic	33,070,087	33,339,364	33,400,258	33,400,258
- Diluted	34,197,196	34,648,516	34,447,448	34,447,448
* Share-based compensation charges included are as follows:
Product development	5,918,151	7,843,570	8,131,437	1,197,578
Sales and marketing	3,540,669	4,516,199	4,496,630	662,253
General and administrative	13,396,356	18,923,915	18,657,104	2,747,773

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2008
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(61,254,023)	17%	8,131,437	2%	(53,122,586)	14%
Sales and marketing	(71,028,049)	19%	4,496,630	1%	(66,531,419)	18%
General and administrative	(44,819,506)	12%	18,657,104	5%	(26,162,402)	7%

Total operating expenses	(177,101,578)	48%	31,285,171	8%	(145,816,407)	39%

Income from operations	106,631,531	29%	31,285,171	8%	137,916,702	37%

Net income	104,495,442	28%	31,285,171	8%	135,780,613	37%

Diluted earnings per ordinary share (RMB)	3.03		0.91		3.94

Diluted earnings per ADS (RMB)	1.52		0.45		1.97

Diluted earnings per ADS (USD)	0.22		0.07		0.29

	Quarter Ended June 30, 2008
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(56,890,322)	15%	7,843,570	2%	(49,046,752)	13%
Sales and marketing	(68,281,458)	18%	4,516,199	1%	(63,765,259)	17%
General and administrative	(42,902,709)	11%	18,923,915	5%	(23,978,794)	6%

Total operating expenses	(168,074,489)	45%	31,283,684	8%	(136,790,805)	36%

Income from operations	127,297,423	34%	31,283,684	8%	158,581,107	42%

Net income	119,315,541	32%	31,283,684	8%	150,599,225	40%

Diluted earnings per ordinary share (RMB)	3.44		0.90		4.35

Diluted earnings per ADS (RMB)	1.72		0.45		2.17

Diluted earnings per ADS (USD)	0.25		0.07		0.32

	Quarter Ended September 30, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(47,941,336)	15%	5,918,151	2%	(42,023,185)	13%
Sales and marketing	(63,466,452)	20%	3,540,669	1%	(59,925,783)	19%
General and administrative	(36,269,362)	11%	13,396,356	4%	(22,873,006)	7%

Total operating expenses	(147,677,150)	46%	22,855,176	7%	(124,821,974)	39%

Income from operations	110,981,575	34%	22,855,176	7%	133,836,751	41%

Net income	109,678,416	34%	22,855,176	7%	132,533,592	41%

Diluted earnings per ordinary share (RMB)	3.21		0.67		3.88

Diluted earnings per ADS (RMB)	1.60		0.33		1.94

Diluted earnings per ADS (USD)	0.21		0.04		0.26

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.